

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 29, 2016

W. Austin Lewis, IV
President and Chief Executive Officer
PAID, Inc.
200 Friberg Parkway
Suite 4004
Westborough, Massachusetts 01581

>   **Re: PAID, Inc.**
>   **Schedule PRE 14A**
>   **Filed on September 1, 2016**
>   **File No. 000-28720**

Dear Mr. Lewis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Questions and Answers about this Consent Solicitation, page 2

1. Please expand your disclosure to disclose the period in which you plan to solicit consents. Include restrictions upon the solicitation period under Delaware law, or your governing documents, if applicable. Please refer to Item 1(a) of Schedule 14A.

2. Please disclose whether any shareholders have indicated that they will execute consents that vote in favor of the enumerated proposals.

Reasons for the Reverse/Forward Split, page 8

3. We note your reference in the second paragraph under this heading to shareholders' ability to increase their account to "at least 100 shares" to avoid being cashed out. Please revise this disclosure to explain the relevance of maintaining ownership of at least 100

shares, in light of the fact that the proposed reverse stock split is in a range of 1-for-500 to 1-for-3000 shares.

Structure of the Reverse/Forward Split, page 9

4. We note your disclosure on page 9 that, if the Reverse/Forward Split is approved and occurs, the Reverse/Forward Split of the Company common stock will become effective at the discretion of the Board of Directors on any date designated by the Board of Directors prior to effectiveness of Proposal 5 and Proposal 6. In this regard, please clarify whether the authorization of the Reverse/Forward Split will be necessary in order to effect the Amalgamation Agreement, inasmuch as it appears that the Reverse/Forward Split must occur before any additional stock or class of preferred stock is authorized. Please include a discussion of whether the Reverse/Forward Split will impact the additional amount of common shares required to be authorized for the amalgamation to occur.

Effect of the Reverse/Forward Split on the Company, page 11

5. We note your disclosure on page 11 that you do not intend this transaction to be the first step in a going-private transaction. Please revise your filing to affirmatively state that this is not the first step in a going private transaction. Additionally, please tell us whether it is possible that the reverse stock split could make you eligible to terminate the registration of your common stock under Section 12(g) of the Exchange Act, pursuant to Rule 12g-4(a)(1) or (2). In doing so, please focus on the number of holders of record, as defined in Rule 12g5-1 of the Exchange Act.

Proposals 5 and 6: Authorization of Additional Common Shares and Authorization of a New Class of Preferred Stock, page 16

6. Please revise your disclosure to include the information required by Items 11(e), 13, and 14 of Schedule 14A, as applicable. In this regard, we note that you intend to effect the Amalgamation Agreement without a stockholder vote if enough shares are authorized and the class of preferred stock is approved. Please refer to Item 11(e), Item 13, Item 14, and Note A of schedule 14A.

7. We note that you have incorporated by reference certain information required by Item 13 of Schedule 14A. Please tell us if you are relying upon Item 13(b)(2) to incorporate the required information by reference. If so, please confirm that you will deliver the information incorporated by reference in the consent solicitation to shareholders at the same time that you send shareholders the consent solicitation.

8. Please disclose the anticipated number of shares of common stock and blank check preferred stock that you will issue pursuant to the Amalgamation Agreement.

Amalgamation Agreement, page 19

9. Please clarify the exemption from registration under the Securities Act of 1933 upon which you will rely in issuing the exchangeable shares to the registered holders of emergeIT.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Katherine Bagley, Staff Attorney, at 202-551-2545, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at 202-551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products